EXHIBIT 99.1

Aura Minerals Announces Mining Fleet Insourcing at Apoena, Almas and Borborema

ROAD TOWN, British Virgin Islands, Oct. 02, 2026 (GLOBE NEWSWIRE) -- Aura Minerals Inc. ("Aura" or the "Company") (NASDAQ: AUGO | B3: AURA33) announced today that it has signed a definitive agreement to acquire a company (“Newco”) that will hold the mining fleet, related equipment leases and dedicated workforce currently operated by a third-party contractor in three of its gold operations in Brazil — Apoena, Almas and Borborema — and to bring fleet operation and maintenance in-house (the "Insourcing"), with the transition targeted for January 2027. At MSG, the Company already operates the mine fleet directly.

The Insourcing is expected to give Aura greater operational control and to generate synergies across its Brazilian business units. The timing is aligned with the Company's growth in the country where it currently operates four gold mines and plans to expand production capacity in some of its operations. The Insourcing will give Aura direct control over fleet sizing, maintenance strategy and utilization at all three operations, and is expected to improve equipment availability and reliability and lower mining unit costs over time.

The agreed consideration for the acquisition (the “Enterprise Value”) is R$612 million (approximately US$118 million1), of which up to R$250 million will be paid in cash, with the remainder consisting of the assumption of existing equipment lease financing and the retention of other contingent payments typical for this type of transaction. The transaction structure is designed to align the seller with a smooth transition, with a portion of the consideration subject to performance during the transition period. As part of the transaction, Aura will also absorb the existing workforce dedicated to fleet operation and maintenance at the three operations, ensuring continuity and avoiding disruption to operations after the acquisition is completed.

Based on the Company’s internal estimates, the Insourcing is expected to reduce all-in sustaining costs (AISC) by US$150 to US$200 per ounce of gold sold, on a weighted-average basis across the three operations, beginning in 20272.

The Insourcing will give Aura direct control over fleet sizing, maintenance strategy and utilization at all three operations, and is expected to improve equipment availability and reliability and lower mining unit costs over time. Both the transition and the ongoing management of the Newco will be led by a new dedicated team with experience in managing mine fleet operations.

Closing of the transaction is subject to customary conditions precedent, including antitrust clearance from Brazil's Administrative Council for Economic Defense (CADE).

Rodrigo Barbosa, CEO and President, commented: "Over the past three years, we have grown from one operation in Brazil to four, including MSG, which we acquired with its own mine fleet already in place. Insourcing the mine operations is a natural next step in that growth strategy and in our ongoing focus on cost reduction. The Insourcing is expected to deliver a robust return on invested capital through an average AISC reduction of US$150 to US$200 per ounce across our three open-pit mines, while giving us greater operational control to pursue further productivity gains and economies of scale."

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's six operating assets include Minosa gold mine in Honduras; Almas, Apoena, Borborema and MSG gold mines in Brazil; and Aranzazu, a copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and two projects in Brazil: Matupá, which is under development; and the Carajás copper project in the Carajás region, in the exploration phase.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements”, as defined in the U.S. Private Securities Litigation Reform Act of 1995 and applicable securities laws (collectively, “forward-looking statements”) which include, but are not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including the expected acquisition, satisfaction of the conditions precedent to the acquisition, Insourcing, estimates as to the impacts on the all-in sustaining costs (AISC) of the Insourcing, including the anticipated timing and results thereof.

Known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to predict or control, could cause actual results to differ materially from those contained in the forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Specific reference is made to the most recent 20-F filed with the U.S. Securities and Exchange Commission for a discussion of some of the factors underlying forward-looking statements, which include, without limitation, the ability of the Company to achieve its short-term and longer-term outlook and the anticipated timing and results thereof, the ability to lower costs and increase production, the ability of the Company to successfully achieve business objectives, copper and gold or certain other commodity price volatility, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions and other risks involved in the mineral exploration and development industry. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements.

All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

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1 Calculated in R$ and converted to US$ at an exchange rate of R$5.18/ US$1.00
2 Expected AISC reduction on weighted average basis of the three operations. AISC is a non-IFRS measure and does not have a standardized meaning within IFRS and therefore may not be comparable to similar measures presented by other companies. The Company does not provide a reconciliation of forward-looking AISC to the most directly comparable financial measure calculated and presented in accordance with IFRS because such reconciliations cannot be provided without unreasonable effort and such information is not available given the difficulty of projecting event-driven transactional and other non-core operating items in any future period.

For further information, please visit Aura’s website at www.auraminerals.com or contact: ri@auraminerals.com